FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with
Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

1

This Form 6-K consists of：

an announcement on 2008 interim report of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on August 25, 2008.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

	By	/s/ Huo Haifeng

	By	/s/ Mok Kam Wan

	Name:	Huo Haifeng and Mok Kam Wan

	Title:	Joint Company Secretaries

Date: September 1, 2008

3

Contents

Chairman's Statement	1

Independent Review Report	4

Interim Financial Statements

Unaudited Consolidated Condensed Income Statement	5

Unaudited Consolidated Condensed Balance Sheet	7

Unaudited Consolidated Condensed Statement of Changes in Equity	9

Unaudited Consolidated Condensed Statement of Cash Flows	11

Notes to the Interim Financial Statements	12

Supplementary Information for American Depositary Share Holders	50

Other Information	53

Chairman's Statement

Dear Shareholders:

In the first half of 2008, the Company integrated its resources for actively developing innovative businesses, especially the broadband services in its push for transformation into a "broadband communications and multimedia services provider", and achieved good results in the strategy. The revenue generated from innovative businesses grew by 26.2% compared to the first half of 2007, and accounted for 40.6% of total revenues, up 8.5 percentage points over the same period of last year. Our performance in this business segment helped to partly offset the continuing negative impact of fixed-mobile substitution.

I.    Financial Performance

The Company generated revenue of RMB 41,125 million in the first half of 2008. Excluding upfront connection fees of RMB 505 million, revenue was RMB 40,620 million, representing a decrease of 0.15% over the same period of last year (unless otherwise specified, all reported data hereafter exclude the effect of upfront connection fees). Net profit was RMB 5,877 million, up 11.9% year on year because of the change in corporate tax rate and gain on non-cash transactions. If the impact of non-cash transactions was excluded, the net profit would be RMB 5,420 million, up 3.2% year-on-year.

The Company continued to execute its capital expenditure improvement plan in the first half of 2008. It controlled investment in traditional businesses to enhance free cash flow. It also increased investment in innovative businesses in order to create a foundation for sustainable growth in future. The Company reported a decline in total capital expenditure of 10.7% year-on-year to RMB 7,527 million. In particular, investment in the businesses of fixed-line and PHS only accounted for 4.4% of the total, down 13.2 percentage points compared to the same period last year. The Company reported an increase in free cash flow of 3.7% year-on-year to RMB8,428 million.

Improving free cash flow and capital management led to reduction in our debt level and greater financial strength. As of June 30, 2008, the Company's interest-bearing debt totaled RMB 55,190 million, a 10.6% decline compared to the end of 2007. Debt-to-equity ratio decreased to 36.6% from 39.8% as of the end of 2007.

II.    Business Performance

In the first half of 2008, innovative businesses maintained growth momentum, while traditional fixed-line services saw a continued falloff as fixed-mobile substitution accelerated, and the trend spread to long-distance voice business. In the first half of 2008, revenue generated from innovative businesses made up for most of the decline in traditional fixed-line services.

Innovative Businesses

Revenue from innovative businesses was RMB 16,480 million in the first half of 2008. The amount was up 26.2% over the same period of last year, accounting for 40.6% of the total. This growth was mainly attributable to the rapid expansion of broadband services. Other innovative businesses, such as ICT (information communications technology), advertising and media services, also performed well. The innovative business segment posted growth overall.

As of June 30, 2008, broadband subscribers increased to 23,355 thousand. This represented a net growth of 3,587 thousand when compared to the end of 2007. Our share of the broadband market in our serviced areas was 90.4%, up 1.5 percentage points year on year.

While the number of the Company's broadband services customers was growing fast, the Company continued to step up effort to develop broadband content and application services with an aim to increasing revenue contribution from the services. The Company improved the business model based upon "content & application + access." In the first half of 2008, a full-scale upgrade of "CNC MAX" Client introduced enriched content and a new charging system. This led to a significant increase in penetration rate for content and application services among broadband subscribers. In April 2008, the Company initiated its Net Vision Plan leveraging the Company's network resource superiority and advanced P2P technology as well as its partnership with various content providers. The Plan aims to provide enriched, high-definition, authorized online video content for the subscribers. By June 30, 2008, the Company had signed trial contracts with 18 media content providers. In April 2008, the Company launched the video monitoring service "CNC Eye" for residential subscribers and small and medium-sized enterprises. "CNC Eye" provides internet-based services, such as large-scale monitoring, remote access and centralized control. By the end of June 30, 2008, over 40 thousand video monitoring stands had been built. We believe that revenue contribution from the broadband content and application services and ARPU from broadband subscribers will both increase as the penetration of content and application services among the subscribers rises.

Revenue from broadband services in the first half of 2008 was RMB 8,859 million, a year-on-year increase of 38.8%. Broadband services accounted for 21.8% of total revenues, up 6.1 percentage points over the same period of last year. ARPU was RMB 68.5. Revenue generated from broadband content and applications was RMB 1,270 million, up 69.1% over the same period of last year, accounting for RMB 9.8 of broadband ARPU.

In the first half of 2008, the Company's strategy for the ICT businesses was to enhance its capability for providing integrated ICT solutions for key industries, as well as to move towards the high end of the value chain, with an aim to improving the profitability of its ICT business. We made breakthroughs in enhancing our capability for serving such key sectors and industries as the government, environmental protection and transportation. The Company won a number of key projects for clients including the Ministry of Civil Affairs' information systems for a minimum standard of living, pollution source monitoring for the province of Neimenggu Autonomous Region and electronic police system integration for Shenyang municipality.

The Company established a call center operating firm in the first half of 2008. It has been working with Miyun County Government in Beijing to build an industrial base for the Company's call center in the county. The move will create an edge for the Company in the outsourcing services through the call centre business's specialized and professional operation and management.

In the first half of 2008, ICT revenue grew by 28.5% year on year to RMB1,882 million, and accounted for 4.6% of total revenue.

During the first half of 2008, we were improving the professional operation of our advertising and media businesses. Improvements have included the integration of information and data bases for the "Yellow Pages" and integration of media channels so that the Company and its branches can better share the resources. Our "Phone Navigation," "Yellow Pages" and "Online advertising" demonstrated robust growth. Revenue from advertising and media services was RMB 413 million, up by 339.4% year on year. Our strength in advertising and media business is becoming more and more prominent.

Traditional fixed-line services

During the first half of 2008, our traditional fixed-line service faced major challenges. We are losing local access subscribers, leading to a decline in revenue from the traditional business. As of June 30, 2008, we had 108,510 thousand local access subscribers, 2,310 thousand less than at the end of 2007. Of this number, fixed-line subscribers declined by 1,499 thousand, while PHS subscribers declined by 811 thousand.

Considering the continuous decline in subscribers of our fixed-line business and PHS, our strategy for 2008 is to use high-quality and bundled services, reformed pricing mechanisms, and improved customer experience to promote customer loyalty and thus arrest the decline in subscribers. We are working to upgrade the "Family 1+" from bundled services to household-oriented multimedia information services. In May 2008, we launched a family gateway, which offered comprehensive information services to "Family 1+" customers, combining simultaneous access to the internet through various PCs, wireless internet access, family video monitoring and IPTV services.

By the end of the first half of 2008, there were 9,971 thousand "Family 1+" subscribers. Penetration rate among broadband subscribers for the "Family 1+" service was 36%. The increasing penetration rate for "Family 1+" and enriching functions of the family gateway could make our customer enjoy the multimedia services more during informatization and unlock the value of our fixed-line network.

III.    Broadband Olympics

As a focus of the world's attention, the 2008 Beijing Olympic Games has been successfully held. As the official partner for fixed-line communications for the Games, the Company successfully carried out the work to ensure the smooth operation of television transmission, broadband internet, WLAN (wireless local area network) and telecommunications support for the sport events. We are proud to have shown the world the marvels of the "Broadband Olympic" through our high speed network, convenient internet access, various communication products, and high service standards.

We have built a high-speed and smooth broadband network to deliver the "Broadband Olympics". The network enables us to stimulate and satisfy the subscribers' demand for information about the Olympics as well as their demand for content and applications at a higher level. In the process, the Company has developed its capability for providing total solution for corporate customers, boosting the development of its broadband business and ICT business, as well as enhancing the awareness about the Company's brand and service standard.

We believe that, after the 2008 Beijing Olympic Games, the high-quality broadband network established during the Olympic Games as well as the broadband consumption habit developed during the Olympic Games, will lead to a fast and sustainable growth in the innovative business and thus help catalyze the Company's strategic transformation.

IV.    Merger

On June 2, 2008, China Unicom Limited (China Unicom) and the Company issued a joint announcement, detailing proposals by China Unicom for a merger of the two companies by way of a scheme of arrangement, which will be completed by an exchange of shares. Pursuant to the proposals, each share of the Company is to be exchanged for 1.508 shares of China Unicom, and each American Depositary Share of the Company is to be exchanged for 3.016 China Unicom American Depositary Shares. The merger is awaiting approval from the shareholders of the Company and China Unicom.

We believe that, given the global shift to mobile and broadband communications, the merger with China Unicom will serve the long-term development interests of the Company and shareholders. The merger will enable the new company to give full play to the competitive advantages of both predecessor companies, and bring the synergy into play. The new company is also expected to have access to a 3G license. This will give the new company a basis in a higher-level industrial chain and give it more stability and staying power in the domestic telecommunications market. It will also increase value to shareholders of both companies.

V.    Changes of directors

On May 22, 2008, Mr. Victor Cha Mou Zing retired as independent non-executive director of the Company. On May 23, 2008, Mr. Zhang Chunjiang and Mr. Zhang Xiaotie resigned as executive directors of the Company. On behalf of the Board, I would like to express my deep gratitude to Mr. Zhang Chunjiang, Mr. Zhang Xiaotie and Mr. Victor Cha Mou Zing for their outstanding contributions to the Company during their terms as directors.

VI.    Looking ahead

In the second half of 2008, we will increase investment in our innovative businesses, and step up effort to develop the innovative businesses, including the broadband services. We will continue the transformation of the "Family 1+" service in order to meet the demand of the household subscribers for high-quality multimedia services during informatization and to enhance the value of the fixed-line network. Meanwhile, we believe that the Company's merger with China Unicom will support and strengthen execution of these strategies.

Finally, I would like to express my sincere gratitude to all shareholders for your support to the Company.

Zuo Xunsheng
Chairman and --Chief Executive Officer

Hong Kong, August 25, 2008

Independent Review Report

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 5 to 49, which comprises the consolidated condensed balance sheet of China Netcom Group Corporation (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related consolidated condensed statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose.  We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 25, 2008

Unaudited Consolidated Condensed Income Statement
For the six months ended June 30, 2008

		Six months ended June 30
	Note	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Continuing operations:
Revenues	4	41,125	41,535
Depreciation and amortisation	5	(12,964)	(12,620)
Networks, operations and support	5	(6,396)	(6,645)
Staff costs	5	(6,202)	(5,732)
Selling, general and administrative	5	(4,520)	(4,863)
Other operating expenses	5	(2,376)	(1,721)
Other operating income	23	752	210

Operating profit before interest income		9,419	10,164
Interest income		34	67

Profit from operations		9,453	10,231
Finance costs	6	(1,292)	(1,770)

Profit before taxation		8,161	8,461
Taxation	7	(1,779)	(2,355)

Profit for the period from continuing operations		6,382	6,106

		Six months ended June 30
	Note	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Discontinued operations:
Profit for the period from discontinued operations	17	—	624

Profit for the period attributable to shareholders of the Company		6,382	6,730

Earnings per share for profit from continuing operations
attributable to shareholders of the Company for the period
- Basic earnings per share	9	0.95	0.92

- Diluted earnings per share	9	0.94	0.91

Earnings per share for profit from discontinued operations
attributable to shareholders of the Company for the period
- Basic earnings per share	9	—	0.09

- Diluted earnings per share	9	—	0.09

Earnings per share for profit attributable to
shareholders of the Company for the period
- Basic earnings per share	9	0.95	1.01

- Diluted earnings per share	9	0.94	1.00

The notes on pages 12 to 49 are an integral part of these consolidated condensed financial statements.

Unaudited Consolidated Condensed Balance Sheet
As at June 30, 2008

	Note	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited
Assets

Current assets
Cash and bank deposits	10	4,686	5,395
Accounts receivable	11	8,252	8,458
Inventories and consumables		288	287
Prepayments, other receivables and other current assets		1,196	1,021
Due from holding companies and fellow subsidiaries	12	189	347

Total current assets		14,611	15,508

Non-current assets
Fixed assets	13	152,044	156,948
Construction in progress		5,372	3,990
Lease prepayments	14	2,474	2,494
Intangible assets	15	1,442	1,552
Deferred tax assets		2,856	2,693
Other non-current assets	16	2,928	3,243

Total non-current assets		167,116	170,920

Total assets		181,727	186,428

The notes on pages 12 to 49 are an integral part of these consolidated condensed financial statements.

	Note	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited
Liabilities and equity

Current liabilities
Accounts payable	18	17,074	15,639
Accruals and other payables		3,124	2,950
Short-term commercial paper	19(a)(i)	—	20,000
Short-term bank loans	19(a)(ii)	30,328	11,850
Current portion of long-term bank and other loans	19(b)	4,723	5,322
Due to holding companies and fellow subsidiaries	12	4,531	4,598
Current portion of deferred revenues	20	6,865	7,103
Current portion of provisions		3,361	3,381
Taxation payable		1,895	3,750

Total current liabilities		71,901	74,593

Net current liabilities		(57,290)	(59,085)

Total assets less current liabilities		109,826	111,835

Non-current liabilities
Long-term bank and other loans	19(b)	12,861	14,425
Corporate bonds	19(c)	2,000	2,000
Due to holding companies and fellow subsidiaries	12	3,318	6,169
Deferred revenues	20	3,604	4,314
Provisions		2,043	2,007
Deferred tax liabilities		819	856
Other non-current liabilities		15	12

Total non-current liabilities		24,660	29,783

Total liabilities		96,561	104,376

Financed by:
Share capital	21	2,213	2,206
Reserves		82,953	79,846

Shareholders' equity		85,166	82,052

Total liabilities and equity		181,727	186,428

The notes on pages 12 to 49 are an integral part of these consolidated condensed financial statements.

          Zuo Xunsheng               Li Fushen
Director                           Director

Unaudited Consolidated Condensed Statement of Changes in Equity
For the six months ended June 30, 2008

	Attributable to shareholders of the company (unaudited)
	Share capital RMB million Note 21	Share premium RMB million	Capital reserve RMB million	Statutory reserve RMB million	Revaluation reserve RMB million	Other reserve RMB million	Retained earnings RMB million	Total equity RMB million
Balance as at January 1, 2008	2,206	43,538	417	14,196	897	(6,157)	26,955	82,052
Transfers to statutory reserve (Note 8(iii))	—	—	—	505	—	—	(505)	—
Transfers to retained earnings in respect of
depreciation difference on revalued assets	—	—	—	—	(1,012)	(34)	1,046	—
Currency translation differences	—	—	—	—	—	(19)	—	(19)

Net income/(expense)
recognised directly in equity	—	—	—	505	(1,012)	(53)	541	(19)
Profit for the period	—	—	—	—	—	—	6,382	6,382

Total income recognised for the period	—	—	—	505	(1,012)	(53)	6,923	6,363
Dividends for 2007 distributed
during the period (Note 8(i))	—	—	—	—	—	—	(3,499)	(3,499)
Issue of shares upon exercise of
share options (Note 21)	7	260	(33)	—	—	—	—	234
Share-based compensation (Note 22)	—	—	16	—	—	—	—	16

Balance as at June 30, 2008	2,213	43,798	400	14,701	(115)	(6,210)	30,379	85,166

The notes on pages 12 to 49 are an integral part of these consolidated condensed financial statements.

	Attributable to shareholders of the company (unaudited)
	Share capital RMB million Note 21	Share premium RMB million	Capital reserve RMB million	Statutory reserve RMB million	Revaluation reserve RMB million	Other reserve RMB million	Retained earnings RMB million	Total equity RMB million
Balance as at January 1, 2007	2,199	43,295	389	11,811	2,886	(5,095)	18,709	74,194
Transfers to statutory reserve (Note 8(iii))	—	—	—	855	—	—	(855)	—
Transfers to retained earnings in respect
of depreciation difference on revalued assets	—	—	—	—	(1,016)	(50)	1,066	—
Transfers to retained earnings in respect
of revaluation reserve relating to disposal of
Guangdong and Shanghai branches	—	—	—	—	(69)	20	49	—
Movement of deferred tax upon changes
in statutory taxation rate	—	—	—	—	111	(664)	—	(553)
Currency translation differences	—	—	—	—	—	(7)	—	(7)

Net income/(expense) recognised directly in equity	—	—	—	855	(974)	(701)	260	(560)
Profit for the period	—	—	—	—	—	—	6,730	6,730

Total income recognised for the period	—	—	—	855	(974)	(701)	6,990	6,170
Dividends for 2006 distributed
during the period (Note 8(i))	—	—	—	—	—	—	(3,600)	(3,600)
Issue of shares upon exercise of share options	2	62	(9)	—	—	—	—	55
Share-based compensation (Note 22)	—	—	32	—	—	—	—	32

Balance as at June 30, 2007	2,201	43,357	412	12,666	1,912	(5,796)	22,099	76,851

The notes on pages 12 to 49 are an integral part of these consolidated condensed financial statements

Unaudited Consolidated Condensed Statment of Cash Flows
For the six months ended June 30, 2008

		Six months ended June 30
	Note	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Continuing operations:
Net cash inflow from operating activities		15,955	16,559

Net cash outflow from investing activities		(7,464)	(7,049)

Net cash outflow from financing activities		(9,193)	(16,155)

Net cash (outflow)/inflow from continuing operations		(702)	(6,645)
Net cash inflow from discontinued operations	17	—	3,491

Decrease in cash and cash equivalents		(702)	(3,154)

Cash and cash equivalents at beginning of period		5,304	7,623

Cash and cash equivalents at end of period	10	4,602	4,469

For the six months ended June 30, 2008, the major non-cash transactions of the Group are disclosed in note 23.

The notes on pages 12 to 49 are an integral part of these consolidated condensed financial statements

Notes to the Interim Financial Statements

1.	The Group and its principal activities

Background of the Group

China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated on October 22, 1999 in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") as a limited liability company under the Hong Kong Companies Ordinance, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs were listed on New York Stock Exchange Inc. on November 16, 2004.

The Company, China Netcom (Holding) Company Limited and China Network Communications Group Corporation (the "China Netcom Group") underwent reorganisation on June 30, 2004 ("Listing Reorganisation"). Immediately after the Listing Reorganisation, China Netcom Group became the ultimate holding company of the Company.

Pursuant to a resolution passed at the extraordinary general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group (the "Acquisition of New Horizon"). The consideration for the Acquisition of New Horizon was determined at RMB 12,800 million. The consideration consisted of an initial cash payment of RMB3,000 million and deferred payments of RMB 9,800 million. The deferred payments are being settled in half-yearly installments over five years. The interest charged on the deferred payments is calculated at 5.265% per annum.

Following the Listing Reorganisation and the Acquisition of New Horizon, the initial operation areas of the Company and its subsidiaries (the "Group") included Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, Heilongjiang Province, Shanghai Municipality and Guangdong Province in the PRC.

On January 15, 2007, the Company's wholly owned subsidiary, China Netcom (Group) Company Limited ("CNC China"), entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches ("Guangdong and Shanghai branches") in the PRC for consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from the original Ministry of Information Industry. After the disposal of the Guangdong and Shanghai branches the Group only provides telecommunications operations in the ten Northern provinces, municipalities and autonomous region.

On December 5, 2007, China Netcom Group System Integration Limited Corporation ("System Integration Corporation"), a wholly owned subsidiary of CNC China, entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecommunications Planning and Designing Institute Corporation Limited ("Beijing Telecom P&D Institute") from China Netcom Group Beijing Communications Corporation for a total consideration of RMB298.9 million. The consideration was paid through a one-off cash payment. The acquisition was registered with Beijing Property Transaction Administrative House and the ownership was transferred on December 31, 2007. Prior to the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group.

1    The Group and its principal activities (continued)

Background of the Group (continued)

On May 24, 2008, the Ministry of Industry and Information Technology ("MIIT"), the National Development and Reform Commission and the Ministry of Finance of the PRC jointly made an announcement on Deepening the Reform of the Structure of the Telecommunications Sector which stated that the PRC government will deepen the reform of the structure of the telecommunications sector. This encouraged the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale, as well as full service operation capabilities; it also noted that the allocation of telecommunications resources will be further optimized and the competition structure will be improved, and that three third generation mobile telecommunications licences will be granted once the contemplated restructuring is completed. The boards of directors of China Unicom Limited ("China Unicom") and the Company jointly announced on June 2, 2008 that China Unicom had formally presented a proposal to the board of directors of the Company and requested that the board put forward the proposal to the shareholders of the Company to consider the merger of China Unicom and the Company by way of a scheme of arrangement by the Company under Section 166 of the Hong Kong Companies Ordinance. Upon completion of the merger, the issued shares of the Company, the issued shares underlying the ADSs of the Company, and the outstanding share options of the Company will be cancelled. The Company will become a wholly-owned subsidiary of China Unicom and the listings of the Company's shares and the Company's ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange will be withdrawn. The completion of the proposed merger is subject to certain conditions precedent, which include the results of the voting of the shareholders of the Company at the court meeting and extraordinary general meeting to be held on 17 September, 2008.

The Group's principal services

Currently, the Group's principal services consist of:

•	Fixed line voice and value-added services, comprising:

(a)	Local, domestic long distance and international long distance services;

(b)	Value-added services, including caller identity, telephone information services; and

(c)	Interconnection services provided to other domestic telecommunications operators including the fellow subsidiary owned by China Netcom Group operating outside the ten service regions;

•	Broadband services and other Internet-related services;

•
Information Communications Technology Services, including system integration, software services, outsourcing services, professional consulting services, professional services related with network information and disaster recovery, and other integrated solutions to client based on information and communications industry;

•	Business and data communications services, including managed data services and leased line services; and

•	Advertising and media services.

2.	Basis of presentation

(a)
These unaudited consolidated condensed financial statements (the "interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The interim financial statements include the financial information of the Company and its subsidiaries and have been prepared in accordance with the same accounting policies adopted in the 2007 financial statements and the new accounting policies as set out in Note 3 below. These interim financial statements should be read in conjunction with the Group's 2007 financial statements.

(b)
A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining financing, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

(c)
On January 15, 2007, CNC China entered into an assets transfer agreement with China Netcom Group to dispose of its assets and liabilities relating to its telecommunications operations in Guangdong and Shanghai branches in the PRC and the disposal was completed on February 28, 2007. In accordance with Hong Kong Financial Reporting Standard ("HKFRS") 5 "Non-current assets held for sales and discontinued operations" issued by the HKICPA, the results and cash flows of the operations of Guangdong and Shanghai branches for the six months ended June 30, 2007 have been presented as discontinued operations.

(d)
On December 5, 2007, System Integration Corporation entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation. Before the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group. Since China Netcom Group is the ultimate holding company of the Group, the acquisition is a business combination under common control. Therefore, the Group accounted for this acquisition using the pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions ("AG 5"). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Beijing Telecom P&D Institute have been owned by the Group from the earliest comparative period presented. Accordingly, the financial information for the six months ended June 30, 2007 has been restated.

3.	Accounting policies

Except as described below, the accounting policies adopted for six months ended 30 June, 2008 are consistent with those of the annual financial statements for the year ended December 31, 2007 as described in the 2007 annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2008. The Group adopted them in the six months ended June 30, 2008, but they do not have any significant impact on the financial statements of the Group.

•	HK(IFRIC) - Int 11, 'HKFRS 2 – Group and treasury share transactions'

•	HK(IFRIC) - Int 12, 'Service concession arrangements'

•	HK(IFRIC) - Int 14, 'HKAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction'

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning January 1, 2008 and have not been early adopted. If they are adopted, they will not have significant impact on the financial statements of the Group:

•	HKFRS 8, 'Operating segments'

•	HKAS 23 (amendment), 'Borrowing costs'

•	HKFRS 2 (amendment), 'Share-based payment'

•
HKFRS 3 (amendment), 'Business combinations' and consequential amendments to HKAS 27, 'Consolidated and separate financial statements', HKAS 28, 'Investments in associates' and HKAS 31, 'Interests in joint ventures'

•	HKAS 1 (amendment), 'Presentation of financial'

•	HKAS 32 (amendment), 'Financial instruments: presentation', and consequential amendments to HKAS 1, 'Presentation of financial statements'

4.	Revenues

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies amounting to RMB 1,171million (For the six months ended June 30, 2007: RMB 1,165 million). The Group's revenues by business nature can be summarized as follows:

Six months ended June 30
	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Revenues
Local usage fees	9,072	10,281
Monthly telephone services	5,132	6,697
Upfront installation fees	599	653
DLD usage fees	3,945	4,471
ILD usage fees	356	411
Value-added services	2,993	3,035
Interconnection fees	3,951	4,203
Upfront connection fees	505	855
Broadband services	8,859	6,383
Other Internet-related services	301	249
Managed data services	538	641
Leased line income	1,494	1,189
Information communications technology services	1,882	1,465
Advertising and media services	413	94
Other services	1,085	908

Total	41,125	41,535

5.	Operating expenses

Operating expenses mainly represent:

Six months ended June 30
	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Staff costs	6,202	5,732
Depreciation and amortisation	12,964	12,620
Maintenance costs	1,727	1,853
Taxes	200	142
Customer installation costs	936	981
Interconnection charges	1,896	2,004
Advertising and promotion expenses	297	360
Sales channel costs	951	1,041
Subscribers acquisition and retention costs	397	985
Auditor's remuneration	9	10
Bad and doubtful debt expenses	618	239
Operating leases	915	952
Cost of hardware sold in relation to information
communications technology services	975	970

6.	Finance costs

	Six months ended June 30
	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Interest expenses on:
-Bank and other loans wholly repayable within five years	1,252	1,524
-Bank and other loans wholly repayable after more than five years	91	112
-Deferred consideration related to Acquisition of New Horizon	148	199

Total	1,491	1,835

Less: Interest expenses capitalised in construction in progress	(68)	(89)
Exchange (gain)/loss, net	(148)	12
Bank charges	17	12
	1,292	1,770
Interest expenses were capitalised in construction
in progress using the following annual interest rates	5.2%	4.46%-5.49%

7.	Taxation

	Six months ended June 30
	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

PRC enterprise income tax ("EIT")	1,971	2,589
Overseas profit tax	9	11
Deferred taxation-continuing operations	(201)	(194)
Deferred taxation- change in statutory taxation rate	—	(51)

Taxation charges	1,779	2,355

The provision for EIT is calculated based on the statutory income tax rate of 25% (For the six months ended June 30, 2007: 33%) on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

On March 16, 2007, the National People's Congress approved the Enterprise Income Tax Law of the People's Republic of China (the "New EIT Law"). This New EIT Law reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from January 1, 2008.

On December 6, 2007, the State Council promulgated the Detailed Implementation Regulations for the implementation of the Enterprise Income Tax Law of the People's Republic of China (the "New EIT Implementation Regulations"), with effect from January 1, 2008. Per a bilateral tax affairs agreement, enterprises incorporated in Hong Kong are required to pay a 5 percent corporate income tax on profits distributed from its subsidiaries incorporated in the PRC. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation jointly issued Circular on Preferential Policies of Enterprise Income Tax ("CaiShui [2008] Circular No. 1"). In accordance with the CaiShui [2008] Circular No. 1, earnings of foreign investment enterprises generated in or after 2008 and distributed to foreign investors should pay the withholding tax. As stipulated in New EIT Law, if earnings of tax resident enterprise are distributed to another tax resident enterprise, the withholding tax could be exempted. According to New EIT Law and New EIT Implementation Regulations, a tax resident enterprise is an entity incorporated in PRC, or incorporated outside PRC but its "place of effective management" is in the PRC. At present, the tax authority has not yet announced the formal guideline on the certification procedures of tax resident enterprise. The Company preliminarily assessed and concluded that it satisfied the definition of tax resident enterprise. Therefore, as of June 30, 2008, there is no deferred tax liability accrued in the Group's interim financial statements for the CNC China's undistributed profit generated in the six months ended June 30, 2008. The Group will continue to assess the impact to financial statements when further guideline is issued.

7.	Taxation (continued)

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	Six months ended June 30
	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Profit before taxation	8,161	8,461

Weighted average statutory taxation rate	25%	33%
Tax calculated at the weighted average statutory taxation rate	2,040	2,792
Non-taxable income (Note)	(265)	(366)
Expenses not deductible for tax purposes	26	30
Change in statutory taxation rate	—	(51)
Others	(22)	(50)

Taxation charges	1,779	2,355

Note:	Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period. (Note 8(iii))

8.	Profit distributions

	Six months ended June 30
	2008 (Note (i))		2007
	HK$ million	RMB million	HK$ million	RMB million
	Unaudited	Unaudited	Unaudited	Unaudited

Dividend distributed during the period	3,960	3,499	3,678	3,600

Note:

(i)
Pursuant to the shareholder's approval at the Annual General Meeting held on May 22, 2008, a final dividend of HK$0.592 per share totaling RMB 3,499 million in respect of the year ended December 31, 2007 was declared and was paid on June 12, 2008, which has been reflected as a reduction of retained earnings for the six months ended June 30, 2008.

(ii)	No interim dividend has been proposed by the directors for the period ended June 30, 2008. The payment of any future dividends will be determined by the Board of Directors.

(iii)	Appropriation to statutory reserve

According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve. At June 30, 2008, the Company has made an aggregated appropriation of RMB11,211 million to the statutory reserve (At June 30, 2007: RMB 10,044 million). For the six months ended June 30, 2008, the Company made an appropriation of RMB 505 million (For the six months period ended June 30, 2007: RMB 855 million).

9.	Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended June 30
	2008	2007
	(in RMB million, except share and per share data)
	Unaudited	Unaudited
		Restated
		Note 2(d)
Numerator:
Profit for the period
- Continuing operations	6,382	6,106
- Discontinued operations	—	624

	6,382	6,730

Denominator:
Weighted average number of ordinary shares outstanding and
shares used in computing basic earnings per share	6,686,088,782	6,651,863,638
Diluted equivalent shares arising from share options	76,232,189	79,595,001

Shares used in computing diluted earnings per share	6,762,320,971	6,731,458,639

Basic earnings per share (RMB)
- Continuing operations	0.95	0.92

- Discontinued operations	—	0.09

- Profit for the period	0.95	1.01

Diluted earnings per share (RMB)
- Continuing operations	0.94	0.91

- Discontinued operations	—	0.09

- Profit for the period	0.94	1.00

10.	Cash and bank deposits

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Cash and cash equivalents	4,602	5,304
Time deposits with original maturities over three months	84	91

Total cash and bank deposits	4,686	5,395

Effective interest rate of time deposits with original
maturities over three months (%)	1.71-4.14	0.72

Included in cash and bank deposits as at June 30, 2008 and December 31, 2007 were Renminbi-denominated balances kept in the PRC amounting to RMB 4,176 million and RMB 5,054 million respectively. The conversion of Renminbi-denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

Included in the bank deposits were deposits in state-owned banks amounting to RMB 4,024 million at June 30, 2008 (December 31, 2007: RMB 4,958 million ). For the six months ended June 30, 2008, interest income earned from these state-owned banks deposits amounted to RMB 29 million (For the six months ended June 30, 2007: RMB 61 million).

11.	Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date.

The ageing analysis of accounts receivable based on the billing date is as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

0-30 days	5,236	5,682
31-90 days	1,758	1,866
Over 90 days	3,116	2,308

Total	10,110	9,856

Less: Allowance for doubtful debts	(1,858)	(1,398)

Net carrying amounts	8,252	8,458

The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a market rate of 7.47% (December 31, 2007: 7.47%).

Included in accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 757 million as at June 30, 2008 (December 31, 2007: RMB 833 million).

12.	Due from/(to) holding companies and fellow subsidiaries

	Note	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Current:

Due from ultimate holding company	(a)	76	245
Due from intermediate holding companies	(a)	6	6
Due from fellow subsidiaries	(a)	107	96

Total		189	347

Due to ultimate holding company
- Deferred consideration	(b)	1,960	1,960
- Others	(a)	779	1,371
Due to intermediate holding companies	(d)	443	—
Due to fellow subsidiaries	(a)	1,349	1,267

Total		4,531	4,598

Non-current:

Due to ultimate holding company
- Deferred consideration	(b)	2,940	3,920
Due to intermediate holding companies	(c)	73	¬78
Due to fellow subsidiaries	(c)	305	2,171

Total		3,318	6,169

12.	Due from/(to) holding companies and fellow subsidiaries (continued)

Note:

(a)	These are interest free, unsecured and have no fixed terms of repayment.

(b)
Balance represents the deferred payments arising from the Acquisition of New Horizon outstanding at the period end. The balance is charged at an interest rate of 5.265 % per annum with final maturity through June 30, 2010. The deferred payment is analysed as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Within one year	1,960	1,960
In the second year	1,960	1,960
In the third to fifth year, inclusive	980	1,960

Total	4,900	5,880

(c)	The balances bear interest at a rate of about 3.8% per annum, unsecured and have repayment terms of 3 years. The fair value of the balances is RMB 354 million.

(d)	The balances mainly include the dividend in respect of 2007 payable to an intermediate holding company amounting to RMB 442 million.

13.	Fixed assets

	Buildings RMB million Unaudited	Tele- communications networks and equipment RMB million Unaudited	Furniture, fixture, motor vehicles and other equipment RMB million Unaudited	Total RMB million Unaudited

Cost / valuation:
Balance at January 1, 2008	28,155	296,216	21,434	345,805
Additions for the period	14	444	297	755
Transferred from construction
in progress	256	6,426	670	7,352
Disposals/write off for the period	(88)	(1,518)	(61)	(1,667)

Balance at June 30, 2008	28,337	301,568	22,340	352,245

Accumulated depreciation:
Balance at January 1, 2008	(8,039)	(169,900)	(10,918)	(188,857)
Depreciation charge for the period	(503)	(10,981)	(1,162)	(12,646)
Disposals/write off for the period	5	1,259	38	1,302

Balance at June 30, 2008	(8,537)	(179,622)	(12,042)	(200,201)

Net book value at June 30, 2008	19,800	121,946	10,298	152,044

Net book value at January 1, 2008	20,116	126,316	10,516

13.	Fixed assets (continued)
	Buildings RMB million Unaudited	Tele- communications networks and equipment RMB million Unaudited	Furniture, fixture, motor vehicles and other equipment RMB million Unaudited	Total RMB million Unaudited

Cost / valuation:
Balance at January 1, 2007	27,711	289,263	18,899	335,873
Additions for the year	56	797	725	1,578
Transferred from construction
in progress	971	15,540	2,595	19,106
Disposals/write off for the year	(33)	(1,749)	(441)	(2,223)
Disposal of Guangdong and
Shanghai branches	(550)	(7,635)	(344)	(8,529)

Balance at December 31, 2007	28,155	296,216	21,434	345,805

Accumulated depreciation:
Balance at January 1, 2007	(7,159)	(151,127)	(9,446)	(167,732)
Depreciation charge for the year	(1,030)	(21,977)	(2,004)	(25,011)
Disposals/write off for the year	16	1,337	395	1,748
Disposal of Guangdong
and Shanghai branches	134	1,867	137	2,138

Balance at December 31, 2007	(8,039)	(169,900)	(10,918)	(188,857)

Net book value at
December 31, 2007	20,116	126,316	10,516	156,948

Net book value at January 1, 2007	20,552	138,136	9,453	168,141

14.	Lease prepayments

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Lease prepayments for land (i)	2,172	2,183
Lease prepayments for network capacity (ii)	302	311

Total	2,474	2,494

(i)	Lease prepayments for land

This represents land use rights held in the PRC and their net book value is analysed as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Held for
Lease of between 10 to 50 years	2,169	2,162
Lease of less than 10 years	3	21

Balance at end of period/year	2,172	2,183

The movement of the lease prepayments for land is as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Balance at beginning of period/year	2,183	2,046
Additions for the period/year	16	232
Amortisation for the period/year	(27)	(87)
Disposal of Guangdong and Shanghai branches	—	(8)

Balance at end of period/ year	2,172	2,183

14.	Lease prepayments (continued)

(ii)	Lease prepayments for network capacity

The net book value is analysed as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Held for
Lease of between 10 to 50 years	302	311

The movement of the lease prepayments for network capacity is as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Balance at beginning of period/year	311	318
Amortisation for the period/year	(9)	(7)

Balance at end of period/ year	302	311

15.	Intangible assets

	Purchased software RMB million Unaudited	Sponsorship fees RMB million Unaudited Note 26(xii)	Total RMB million Unaudited

Cost:
Balance at January 1, 2008	2,295	540	2,835
Additions for the period	36	—	36
Transferred from construction in progress	135	—	135

Balance at June 30, 2008	2,466	540	3,006

Accumulated amortisation:
Balance at January 1, 2008	(878)	(405)	(1,283)
Amortisation for the period	(213)	(68)	(281)

Balance at June 30, 2008	(1,091)	(473)	(1,564)

Net book value at June 30, 2008	1,375	67	1,442

Net book value at January 1, 2008	1,417	135	1,552

15.	Intangible assets (continued)

	Purchased software RMB million Unaudited	Sponsorship fees RMB million Unaudited Note 26(xii)	Total RMB million Unaudited

Balance at January 1, 2007	1,894	540	2,434
Additions for the year	150	—	150
Transferred from construction in progress	399	—	399
Disposals/write off	(73)	—	(73)
Disposal of Guangdong and Shanghai branches	(75)	—	(75)

Balance at December 31, 2007	2,295	540	2,835

Accumulated amortisation:
Balance at January 1, 2007	(573)	(270)	(843)
Amortisation for the year	(394)	(135)	(529)
Disposals/write off	69	—	69
Disposal of Guangdong and Shanghai branches	20	—	20

Balance at December 31, 2007	(878)	(405)	(1,283)

Net book value at December 31, 2007	1,417	135	1,552

Net book value at January 1, 2007	1,321	270	1,591

16.	Other non-current assets

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Installation costs	2,534	2,847
Others	394	396

Total	2,928	3,243

17.	Discontinued operations

(i)
The disposal of Guangdong and Shanghai branches (Note 1) was completed on February 28, 2007. The results and cash flows of the Guangdong and Shanghai branches of the Group for the six months ended June 30, 2007 are presented as discontinued operations.

As at the completion date, the carrying value of assets related to the Guangdong and Shanghai branches of the Group are set out below:

As at February 28, 2007 RMB million Audited

Net assets sold (excluding cash and cash equivalents):
Accounts receivable and other current assets	416
Fixed assets and other non-current assets	7,630
Current portion of deferred revenue	(183)
Accounts payables	(2,046)
Long-term loans	(3,000)
Other liabilities	(267)

2,550

Gain on disposal of Guangdong and Shanghai branches	927

Net cash inflow from disposal of Guangdong and Shanghai branches	3,477

Analysis of net cash inflow from disposal of Guangdong and Shanghai branches
Cash proceeds received	3,500
Less: cash and cash equivalents disposed	(23)

Net cash inflow	3,477

17.	Discontinued operations (continued)

(ii)	The condensed income statements and cash flow statements for the six months ended June 30, 2007 related to the discontinued operations are as follows:

Disposal of Guangdong & Shanghai branches For the period from January 1, 2007 to February 28, 2007

RMB million Audited

Discontinued operations:
Revenues	615
Expenses	(618)

Loss before taxation of discontinued operations	(3)

Taxation	1

Loss for the period of discontinued operations	(2)

Gain on
disposal of discontinued
operations before taxation	927

Taxation	(301)

Gain on disposal of discontinued operations after taxation	626

Profit for the period from discontinued operations	624

17.	Discontinued operations (continued)

(ii)	The condensed income statements and cash flow statements for the six months ended June 30, 2007 related to the discontinued operations are as follows: (continued)

Disposal of Guangdong & Shanghai branches For the period from January 1, 2007 to February 28, 2007

RMB million Audited

Discontinued operations:
Net cash inflow from operating activities	388

Cash outflow from investing activities	(374)
Cash inflow from disposal of discontinued operations	3,477

Net cash inflow from investing activities	3,103

Net cash inflow from financing activities	—

Cash flow from discontinued operations	3,491

18.	Accounts payable

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

0-30 days	6,264	6,214
31-60 days	1,842	1,462
61-90 days	1,315	1,266
91-180 days	2,444	2,251
Over 180 days	5,209	4,446

Total	17,074	15,639

Included in accounts payable were amounts due to other state-owned telecommunications operators amounting to RMB 37 million as at June 30, 2008 (December 31, 2007: RMB 23 million).

19.	Bank and other loans

(a)	(i)
CNC China issued two lots of RMB10 billion unsecured commercial paper with repayment periods of 1 year and 270 days on April 30, 2007 and September 18, 2007 in the PRC capital market respectively. The effective interest rates are 3.34% and 3.93% respectively. The aggregated net cash proceeds raised in these exercises is RMB20 billion. These commercial papers were fully repaid on May 9, 2008 and June 16, 2008 respectively.

(ii)	As at June 30, 2008, the short term bank loans were unsecured and comprised:

	Interest rate	As at June 30	As at December 31
Currency	and final maturity	2008	2007
		RMB million	RMB million
		Unaudited	Audited
Renminbi denominated	Interest rates ranging from 5.10% to 6.56% per annum with maturity through December 28, 2008	24,789	11,850

Hong Kong Dollar denominated	Interest rates ranging from 2.21%to 4.47% per annum with maturity through June 10, 2009	5,539	—

Total		30,328	11,850

The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using market rate of 2.21%-6.56% (December 31, 2007: 4.86%-6.72%).

Included in the short-term bank loans were loans from state-owned banks amounting to RMB 24,689 million and HK$5,539 million as at June 30, 2008 (December 31, 2007: RMB 11,140 million and HK$0 million).

19.	Bank and other loans (continued)
(b)	The Group's long term bank and other loans comprise:

	Note	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Long term bank loans	(i)	17,533	19,645
Finance lease obligations	(ii)	51	102

		17,584	19,747

Less: Current portion		(4,723)	(5,322)

		12,861	14,425

The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using market rate of 7.47% (December 31, 2007: 7.47%).

Included in the long term bank loans were loans from state-owned banks amounting to RMB 17,533 million as at June 30, 2008 (December 31, 2007: RMB 19,645 million).

(i) Long term bank loans

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Loans
Unsecured	17,396	19,433
Secured	137	212

Total	17,533	19,645

Less: Current portion	(4,672)	(5,220)

Long term loans	12,861	14,425

19.	Bank and other loans (continued)

(b)           The Group's long term bank and other loans comprise: (continued)

   (i)           Long term bank loans(continued)

     The Group's long term bank loans were repayable as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Within one year	4,672	5,220
In the second year	5,649	9,671
In the third to fifth year, inclusive	4,479	1,952
After the fifth year	2,733	2,802

	17,533	19,645

As at June 30, 2008, bank loans of RMB 137 million (December 31, 2007: RMB 212 million) were secured by the following:

•	As at June 30, 2008, corporate guarantees granted by third parties to the extent of RMB 137 million (December 31, 2007: RMB 163 million); and

•	As at June 30, 2008, there are no corporate guarantees granted by China Netcom Group (December 31, 2007: RMB 49 million).

(ii)	Finance lease obligations

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Obligation under finance leases	51	102
Less: current portion	(51)	(102)

	—	—

The accumulated finance lease obligation payable to a related party as at June 30, 2008 amounted to RMB 51 million (December 31, 2007: RMB 102 million).

The interest rates charged on finance leases are ranging from 5.18% to 5.7% with maturity through December 8, 2008 (December 31, 2007: 5.18% to 5.7% with maturity through December 8, 2008).

19.	Bank and other loans (continued)

(b)	The Group's long term bank and other loans comprise: (continued)

(ii)	Finance lease obligations (continued)

The Group's liabilities under finance leases are analysed as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Within one year	51	105

Less: future finance charges on finance leases	—	(3)

Present value of finance lease liabilities	51	102

The present value of finance lease liabilities is as follows:

Within one year	51	102

(c)	Corporate bonds

On June 8, 2007, the Group issued RMB 2 billion ten-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

(d)	The fair value of the Group's non-current portion of long term bank and other loans at June 30, 2008 and December 31, 2007 were as follows:

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Long term bank loans	11,746	12,320
Corporate bonds	1,761	2,000

	13,507	14,320

The fair value is based on cash flows discounted using market rates ranging from 3.36% to 7.59% (December 31, 2007: 3.25% to 7.05%).

20.	Deferred revenues

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Balance at beginning of period/year:
- upfront connection fees	1,582	3,099
- upfront installation fees	4,714	5,767
- prepaid telephony services	5,037	5,065
- other	84	—

	11,417	13,931

Additions for the period/year:
- upfront connection fees	—	—
- upfront installation fees	115	226
- prepaid telephony services	15,222	31,749
- other	22	86

	15,359	32,061

Reductions for the period/year:
- upfront connection fees	(505)	(1,517)
- upfront installation fees	(601)	(1,279)
- prepaid telephony services	(15,139)	(31,777)
- other	(62)	(2)

	(16,307)	(34,575)

Included:Disposal of discontinued operations:
- prepaid telephony services	—	(183)

Balance at end of period/year:
- upfront connection fees	1,077	1,582
- upfront installation fees	4,228	4,714
- prepaid telephony services	5,120	5,037
- other	44	84

	10,469	11,417

Representing:
- Current portion	6,865	7,103
- Non-current portion	3,604	4,314

	10,469	11,417

21.	Share capital

	Ordinary shares of US$0.04 each			Authorized Convertible preference shares of US$0.04 each			Total
	No. of shares	US$	RMB Million	No. of shares	US$	RMB Million	US$	RMB Million
As at January 1, 2007,
2008 and June 30, 2008	25,000,000,000	1,000,000,000	8,277	7,741,782	309,671	3	1,000,309,671	8,280

	Issued Ordinary shares of US$0.04 each
	No. of shares	US$	RMB in million
As at January 1, 2007	6,650,643,500	266,025,740	2,199
Exercise of share options (Note)	23,684,900	947,396	7
As at December 31, 2007	6,674,328,400	266,973,136	2,206
As at January 1, 2008	6,674,328,400	266,973,136	2,206
Exercise of share options (Note)	24,868,800	994,752	7
As at June 30, 2008	6,699,197,200	267,967,888	2,213

Note:
The Group issued new shares for the options exercised during this period. For the six months ended June 30, 2008, the Company issued 24,868,800 shares (2007: 23,684,900 shares) upon the exercise of options by participants in the Share Option Scheme. The total consideration received amounted to RMB 234 million and the portion that exceeds the nominal value of the shares issued was recorded as share premium of the Company.

22.	Share option scheme

A share option scheme was approved pursuant to a shareholders' resolution on September 30, 2004 ("Share option scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting restrictions on timing.

On October 22, 2004, 158,640,000 share options with an exercise price of HK$8.40 each were granted to the directors of the Company and certain employees of the Group (the "First Grant").

Pursuant to the Company's share option scheme, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant. The grantees can exercise 40 percent of the options granted from May 17, 2006, a further 20 percent of the options granted from May 17, 2007, and a further 20 percent of the options granted from May 17, 2008. All unexercised share options will expire on November 16, 2010.

On December 6, 2005, the board of directors approved the grant of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region ("Second Grant"). The grantees can exercise 40% of the option granted from December 6, 2007, and all unexercised share options will expire on December 5, 2011.

The grant date fair value of the share options granted in the First Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 5 years, expected volatility rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the share options on grant date was determined as HK$ 1.22 per share (RMB1.28 per share). The grant date fair value of the share options granted in the Second Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 4 years, expected volatility rate of 21.46% and risk-free interest rate of 4.3%. The weighted average fair value of the share option on grant date was determined as HK$1.28 per share (RMB1.34 per share). The model that decided the weighted average fair value of the share options and the assumptions mentioned above are subjective, and the changes of these subjective assumptions could affect the weighted average fair value of the share option. Therefore, Black-Scholes model may not reliably calculate the weighted average fair value of the share options.

Modifications to certain clauses of the share options schemes already granted were approved on May 16, 2006, pursuant to a resolution of the Extraordinary General Meeting. The modifications were mainly related to eligibility of the participants, number of options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of options. The modifications did not have significant impact to the interim financial statements.

22.	Share option scheme (continued)

The movement of the share options during the period/year is summarised as follows:

		No. of share options
	As at January 1, 2007	Granted	Exercised	Lapsed and forfeited	As at December 31, 2007	Exercise price (HK$)	Weighted average closing price per share at respective days immediately before the exercises of options (HK$)	No. of share options exercisable as at December 31, 2007

First Grant	97,612,700	—	16,231,400	2,117,440	79,263,860	8.40	22.23	20,728,290
Second Grant	79,034,200	—	7,453,500	—	71,580,700	12.45	23.92	24,490,320

Total	176,646,900	—	23,684,900	2,117,440	150,844,560			45,218,610

		No. of share options
	As at January 1, 2008	Granted	Exercised	Lapsed and forfeited	As at June 30, 2008	Exercise price (HK$)	Weighted average closing price per share at respective days immediately before the exercises of options (HK$)	No. of share options exercisable as at June 30, 2008

First Grant	79,263,860	—	12,299,600	99,900	66,864,360	8.40	26.17	39,532,240
Second Grant	71,580,700	—	12,569,200	39,600	58,971,900	12.45	25.46	13,784,860

Total	150,844,560	—	24,868,800	139,500	125,836,260			53,317,100

The company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation cost only for those awards that are expected to vest.

The compensation cost recognised in staff cost during six months ended June 30, 2008 was RMB 16 million (For six months ended June 30, 2007: RMB 32 million). As at June 30, 2008, there was RMB 31 million (December 31, 2007: RMB 47 million) of unrecognised compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to the Company's employees. This cost is expected to be recognised over a weighted-average period of 1.2 years. Total unrecognised compensation cost may be adjusted for future changes in estimated forfeitures.

There was no capitalised share-based compensation cost during the six months ended June 30, 2008 and 2007.

22.	Share option scheme (continued)
The intrinsic value for the options exercised amounted to HK$ 1,038 million and was calculated as the difference between the market value on the date of exercise and the exercise price of the shares. The intrinsic value of options outstanding as of June 30, 2008 amounted to HK$ 1,378 million (December 31, 2007: HK$ 1,980 million), which was calculated as the difference between the closing stock price as of June 30, 2008 and the exercise price of the share options.

The weighted average remaining contractual life for outstanding options and exercisable options as of June 30, 2008 was 2.87 years and 2.65 years (December 31, 2007 was 3.38 years and 3.45 years), respectively.

23.	Other operating income

Other operating income mainly included a pre-tax gain on the non-monetary asset exchanges of RMB 610 million (For the six months ended June 30, 2007, there is no such transaction). For the six months ended June 30, 2008, the Group replaced copper cables in some network infrastructure with optical fibers and related equipments. Most of this replacement was done through non-monetary asset exchanges with suppliers, whereby optical fibers and related equipments were exchanged for the Group's own copper cables. The assets received was recorded at the fair value of the assets surrendered. The difference between fair value and net book value of the assets surrendered was recorded in current period's income statement. For the six months ended June 30, 2008, the net book value and fair value of copper cables surrendered were RMB 324 million and RMB 934 million respectively. A pre-tax gain on the non-monetary asset exchanges of RMB 610 million is recognized in the income statement for the current period.

24.	Commitments

(a)	Capital commitments

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Contracted but not provided for
- Leasehold land and buildings	26	10
- Telecommunications networks and equipment	879	530
- Others	23	9

Total	928	549

Authorised but not contracted for
- Leasehold land and buildings	5	21
- Telecommunications networks and equipment	144	106
- Others	—	1

Total	149	128

24.	Commitments (continued)

(b)	Operating lease commitments

	As at June 30 2008 RMB million Unaudited	As at December 31 2007 RMB million Audited

Within one year	368	579
In the second to fifth year, inclusive	436	1,134
After the fifth year	320	291

Subtotal	1,124	2,004

25.	Contingent liabilities

As at June 30, 2008 and December 31, 2007, the Group has no contingent liabilities.

26.	Related party transactions

All state-owned enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24. China Netcom Group, the Group's parent company, is a state-owned enterprise directly controlled by the PRC government which controls different state-owned enterprises driving the economy of the PRC. The Group is the dominant fixed line telecommunications operators in northern China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales to, purchases of services, goods and fixed assets from, leasing of assets from and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other non-state-owned parties and have been reflected in the financial statements.

The Group's operations are subject to the supervision of and regulation by the PRC Government. The MIIT and the original Minstry of Information Industry, pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting licenses, allocating frequency spectrum, formulating interconnection and settlement arrangements between telecommunications operators, enforcing industry regulations and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry.

As a state-owned telecommunications operator, the Group has extensive transactions with other state-owned telecommunications operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MIIT and the original Ministry of Information Industry of the PRC Government and disclosed below.

The Group has extensive transactions with other members of the China Netcom Group. It is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

26.	Related party transactions (continued)

		Six months ended June 30
	Note	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Emoluments to key management
- salaries, welfare,
and contributions to retirement scheme	(i)	5	5

Interconnection fees
- from fellow subsidiaries	(iv)(b)	419	300
- from other state-owned
telecommunications operators	(iv)(b)	2,828	3,206

Subtotal		3,247	3,506

Interconnection charges
- to fellow subsidiaries	(iv)(b)	384	316
- to other state-owned
telecommunications operators	(iv)(b)	873	732

Subtotal		1,257	1,048

Rental income from properties
leased to fellow subsidiaries	(iv)(a),(iv)(c)	1	1

Purchase of materials
- from fellow subsidiaries	(iv)(a),(iv)(c)	139	281
- from other related companies	(iv)(a),(iv)(c)	89	33

Subtotal		228	314

26.	Related party transactions (continued)

		Six months ended June 30
	Note	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Receipt of engineering, project planning, design,
construction and information technology services
- from fellow subsidiaries	(iv)(a),(iv)(b)	620	636
- from other related companies	(iv)(a),(iv)(b)	296	74

Subtotal		916	710

Ancillary telecommunications support services
- from fellow subsidiaries	(v)	239	172
- from other related companies	(v)	15	24

Subtotal		254	196

Payment of operating lease rentals of premises
- to fellow subsidiaries	(iv)(a),(iv)(c)	312	317

Property sub-lease rentals to fellow subsidiaries	(iv)(a),(iv)(c)	1	6

Common corporate services income
from ultimate holding company	(vi)	62	39

Common corporate services
expenditure paid to ultimate holding company	(vi)	206	214

26.	Related party transactions (continued)

		Six months ended June 30
	Note	2008 RMB million Unaudited	2007 RMB million Unaudited Restated Note 2(d)

Support services received
- from fellow subsidiaries	(vii)	206	232
- from other related companies	(vii)	10	7

Subtotal		216	239

Telecommunications rental income
from other state-owned
telecommunications operators	(iv)(b)	246	336

Payment for lease of telecommunications facility
- to ultimate holding company	(viii)	45	32
- to fellow subsidiaries	(viii)	115	110

Subtotal		160	142

Information communication
technologies service income received
- from ultimate holding company	(xv)	27	30
- from fellow subsidiaries	(xv)	36	18
- from other related companies	(xv)	6	—
- from other state-owned
telecommunications operators	(xv)	26	24

Subtotal		95	72

26.	Related party transactions (continued)

Note:

(i)	Represents the emoluments paid to all of the directors and the top management of the Group, who are considered related parties of the Group.

(ii)	The Group entered into finance lease arrangements with a related party, details have been set out in Note 19 (b)(ii).

(iii)	Related party represents the non-listed investors of the fellow subsidiaries.

(iv)	Priced based on one of the following three criteria:

(a)	market price;

(b)	prices based on government guidance; or

(c)	cost plus basis.

(v)
Represents provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services.

(vi)
The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services is allocated between the Group and China Netcom Group based on total asset as appropriate.

(vii)
Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

(viii)
The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities, inter-provincial transmission optic fibers and other telecommunications facilities from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

(ix)
Pursuant to the Listing Reorganisation and the Acquisition, China Netcom Group have agreed to hold and maintain, for the Group's benefit, all licenses received from the MIIT and original Ministry of Information Industry in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MIIT and original Minstry of Information Industry at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

(x)
China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Group arising from transactions prior to the date of Listing Reorganisation and the Acquisition in relation to the business of the Group prior to the Listing and the business of the newly required four provinces/autonomous region respectively.

(xi)	As at June 30, 2008, China Netcom Group granted corporate guarantee to the Group as set out in Note 19(b)(i).

(xii)
China Netcom Group, the Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through cash payment and provision of services to BOCOG amounting to RMB0.54 billion. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognised on the Group's balance sheet.

(xiii)
As at June 30, 2008, the Group has balances with other state-owned telecommunication operators, cash deposited in and loans granted from state-owned banks as set out in Notes 10, 11, 18 and 19 respectively.

26.	Related party transactions (continued)

Note:

(xiv)
Up to June 30, 2008, the deferred consideration in respect of the Acquisition of New Horizon paid to China Netcom Group amounted to RMB 4,900 million, and the balance of deferred consideration amounted to RMB 4,900 million as at June 30, 2008 (December 31, 2007: RMB 5,880 million). The accumulated related interest charged to income statement up to June 30, 2008 amounted to RMB 1,090 million (up to December 31, 2007: RMB 942 million).

(xv)
System Integration Corporation, an indirect wholly owned subsidiary of the Company, entered into an Information and Communications Technology Agreement on November 7, 2006 with China Netcom Group, which was replaced by a new agreement on the same terms and conditions signed on November 6, 2007. Pursuant to the Information and Communications Technology Agreement, System Integration Corporation (and its subsidiaries) will provide Information Communications Technology Services to China Netcom Group. System Integration Corporation will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services to the subsidiaries and branches of China Netcom Group in China Netcom Group's southern service region in PRC. Information Communications Technology Services include system integration services, software development services, operational maintenance services, consultancy services, product sales and distribution related services and equipment leasing-related services.

(xvi)
On January 15, 2007, CNC China entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches in the PRC for cash consideration of RMB 3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from MIIT and original Ministry of Information Industry.

(xvii)
On December 5, 2007, System Integration Corporation, a directly wholly owned subsidiary of CNC China, entered into an equity interest transfer agreement and agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation at a consideration of RMB298.9 million. The acquisition was completed on December 31, 2007. The difference of the consideration paid and the net assets value of the Beijing Telecom P&D Institute is RMB61 million and recognised directly in the other reserve.

27.	Significant subsequent events

On August 15, 2008, the Company issued a scheme document in relation to the proposed merger between the Company and China Unicom to its shareholders. The completion of the proposed merger is subject to certain conditions precedent, which include the results of the voting of the shareholders of the Company at the court meeting and extraordinary general meeting to be held on September 17, 2008.

28.	Ultimate holding party

The ultimate holding company is China Netcom Group which is owned and controlled by PRC Government.

29.	Approval of financial statements

The unaudited consolidated condensed financial statements were approved by the Board of Directors on August 25, 2008.

Supplementary Information for American Depositary Share Holders

The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain material respects from those prepared under generally accepted accounting principles in the United States ("U.S.GAAP"). Differences between HKFRS and U.S.GAAP ("GAAP difference"), which may have significant impacts on the consolidated net income and the consolidated shareholders' equity are described below.

The effect on net profit of significant differences between HKFRS and U.S.GAAP for the six months ended June 30, 2008 and 2007 is as follows:

	Six months ended June 30
	2007 Unaudited	2008 Unaudited	2008 Unaudited
	RMB million except per share data		US$ million except per share data
	Restated Note 2(d)

Profit from continuing operations under HKFRS	6,106	6,382	930
U.S.GAAP adjustments:
Revaluation of fixed assets	(2,389)	(1,800)	(262)
Tax effect on the above adjustments	788	450	66
Change in statutory taxation rate	349	—	—

Profit from continuing operations under U.S.GAAP	4,854	5,032	734

Profit from discontinued operations under HKFRS	624	—	—
U.S.GAAP adjustments:
Revaluation of fixed assets	(10)	—	—
Tax effect on the above adjustments	3	—	—
Gain on disposal of Guangdong
and Shanghai branches (Note)	(626)	—	—

Loss from discontinued operations under US GAAP	(9)	—	—

Consolidated profit for the period under HKFRS	6,730	6,382	930

Consolidated profit for the period under U.S.GAAP	4,845	5,032	734

Shares used in computing basic earnings per share (in million)	6,652	6,686	6,686

Shares used in computing diluted earnings per share (in million)	6,731	6,762	6,762

Six months ended June 30
	2007 Unaudited	2008 Unaudited	2008 Unaudited
	RMB million except per share data		US$ million except per share data
Restated Note 2(d)

Earnings per share for profit from continuing
operations attributable to shareholders of the
Company for the period under U.S. GAAP
- Basic earnings per share	RMB 0.73	RMB 0.75	USD 0.11

- Diluted earnings per share	RMB 0.72	RMB 0.74	USD 0.11

Loss per share for loss from discontinued
operations attributable to shareholders
of the Company for the period under U.S. GAAP
- Basic loss per share	—	—	—

- Diluted loss per share	—	—	—
Earnings per share for profit attributable
to shareholders of the Company
for the period under U.S. GAAP
- Basic earnings per share	RMB 0.73	RMB 0.75	USD 0.11

- Diluted earnings per share	RMB 0.72	RMB 0.74	USD 0.11

The effect on shareholders' equity of significant differences between HKFRS and U.S. GAAP as at December 31, 2007 and June 30, 2008 is as follows:

	As at December 31, 2007 Unaudited RMB million	As at June 30, 2008 Unaudited RMB million	As at June 30, 2008 Unaudited US$ million

Consolidated shareholders' equity under HKFRS	82,052	85,166	12,416
U.S.GAAP adjustments:
Revaluation of fixed assets	30,704	30,704	4,476
Depreciation on revaluation of fixed assets	(17,740)	(19,540)	(2,849)
Tax effect on the above adjustments	(3,241)	(2,791)	(407)
Consolidated shareholders' equity under U.S.GAAP	91,775	93,539	13,636

Note:
As set out in note 2(c) to the financial statements, the disposal of Guangdong and Shanghai Branches was completed on February 28, 2007. It is a disposal under common control. Under HKFRS, the gain on disposal was recognised in the income statement while under U.S. GAAP, the gain was recognised directly in the shareholders' equity in accordance with the requirement of FAS 141.

The details of other GAAP differences are set out in the Company's 2007 financial statements.

Other Information

Directors' and chief executive's interests in shares and short positions

Some of the directors and the chief executive of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Directors', chief executive's and employees' rights to acquire shares" below. These share options were granted pursuant to the terms of the share option scheme adopted by the Company on September 30, 2004 and subsequently amended on December 6, 2005 and May 16, 2006 (the "Share Option Scheme").

Apart from those disclosed herein, as at June 30, 2008, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO")) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

Directors', chief executive's and employees' rights to acquire shares

Share Option Scheme of the Company

During the six months ended June 30, 2008, no share option has been granted under the Share Option Scheme.

As at June 30, 2008, the directors and the chief executive of the Company, the employees of the Group and certain other persons had the following personal interests in options to subscribe for shares of the Company granted under the Share Option Scheme.

	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at period end	Date on which options were granted	No. of shares involved in the options cancelled during the period	No. of shares acquired on exercise of options during the period	Price per share to be paid on exercise of options HK$

Directors

Zuo Xunsheng	480,000	455,500	October 22, 2004	—	24,500	8.40
Li Fushen	480,000	480,000	October 22, 2004	—	—	8.40
Yan Yixun	354,000*	354,000	October 22, 2004	—	—	8.40

Employees and other
persons granted with
options after the date
of listing of the Company's
shares on the Stock Exchange	71,580,700	58,971,900	December 6, 2005	39,600	12,569,200	12.45

Employees and other
persons granted with
options before the date
of listing of the Company's
shares on the Stock Exchange	77,949,860**	65,574,860	October 22, 2004	99,900	12,275,100	8.40
Total	150,844,560	125,836,260		139,500	24,868,800

Notes

*
Mr. Yan Yixun has made a commitment that all after-tax proceeds from the sale of shares acquired on the exercise of his options will be donated to the disadvantaged groups in society and people and groups in need of donations.

**
The number of shares involved in the options outstanding at the beginning of the period included share options granted to Mr. Zhang Chunjiang and Mr. Zhang Xiaotie involving a total of 1,300,000 shares. Mr.

Zhang Chunjiang resigned as Chairman and Executive Director of the Company with effect from May 23, 2008. Mr. Zhang Xiaotie also resigned as Executive Director and Senior  Vice President of the Company with effect from May 23, 2008.

(a)	The total number of shares involved in the options outstanding at period end represents 1.88 per cent. of the issued share capital of the Company as at June 30, 2008.

(b)	Grantees of the share options granted on October 22, 2004 are entitled to exercise the options in the following periods:

(i)	in respect of 40 per cent. of the options granted, from May 17, 2006 to November 16, 2010;

(ii)	in respect of a further 20 per cent. of the options granted, from May 17, 2007 to November 16, 2010;

(iii)	in respect of a further 20 per cent. of the options granted, from May 17, 2008 to November 16, 2010; and

(iv)	in respect of the remaining 20 per cent. of the options granted, from May 17, 2009 to November 16, 2010.

(c)	Grantees of the share options granted on December 6, 2005 are entitled to exercise the options in the following periods:

(i)	in respect of 40 per cent. of the options granted, from December 6, 2007 to December 5, 2011;

(ii)	in respect of a further 20 per cent. of the options granted, from December 6, 2008 to December 5, 2011;

(iii)	in respect of a further 20 per cent. of the options granted, from December 6, 2009 to December 5, 2011; and

(iv)	in respect of the remaining 20 per cent. of the options granted, from December 6, 2010 to December 5, 2011.

Details of share options exercised during the period:

Period during which options were exercised	Exercise price	Weighted average closing price per share immediately before dates of exercise of options	Proceeds received	Number of shares involved in the options

	(HK$)	(HK$)	(HK$)

From January 1, 2008 to June 30, 2008	8.40	26.17	103,316,640	12,299,600

	12.45	25.46	156,486,540	12,569,200

Substantial interests in the share capital of the Company

The Company has been notified of the following interests in the Company's issued shares as at June 30, 2008 amounting to 5 per cent. or more of the ordinary shares in issue:

	Capacity	Number of ordinary shares held		Percentage of total issued shares

China Network Communications Group Corporation	Interest of controlled corporations	4,797,132,564	(1)(2)(3)	71.61%

China Netcom Group	Beneficial owner	4,647,449,014

Corporation (BVI) Limited	Interest of controlled corporations	1
	Trustee	149,683,549

	Total	4,797,132,564	(1)(2)(3)	71.61%

Telefónica Internacional S.A.U.	Beneficial owner	481,986,741	(3)	7.19%

AllianceBernstein L.P.	Interest of controlled corporations	358,589,888		5.35%

Notes:

(1)
China Network Communications Group Corporation ("China Netcom Group") beneficially owns 4,647,449,014 shares held by its wholly-owned subsidiary, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and 1 share held by CNC Cayman, Limited, a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital of the Company beneficially held by China Netcom Group is 69.37 per cent..

(2)
China Netcom Group is deemed under the SFO to be interested in 149,683,549 shares held by CNC BVI as trustee on behalf of certain shareholders, representing 2.23 per cent. of the issued share capital of the Company.

(3)
On January 18, 2008, the Company was informed by the beneficiary owners of the shares of the Company which were held in trust by CNC BVI that they have entered into a share purchase agreement with Telefónica Internacional, S.A. to transfer an aggregate of 148,015,436 shares to Telefónica Internacional, S.A. or its related entities. Upon completion of this transaction, Telefónica Internacional, S.A. and its associates will hold 481,986,741 shares and the number of shares held by CNC BVI as trustee on behalf of certain shareholders will reduce to 149,683,549. As at the date of this report, this transaction has not been completed.

Apart from the foregoing, as at June 30, 2008, no person or corporation is recorded in the registers required to be kept under section 336 of the SFO as having an interest in 5 per cent. or more of or any short position in the issued share capital of the Company.

Discussion and analysis of the Company's performance

In compliance with paragraph 40(2) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save for the adjustment to tariffs for inter-district voice calls by the Company's subsidiaries in certain provinces as required by the relevant regulatory authorities of the government, the current information in relation to those matters set out in paragraph 32 of Appendix 16 to the Listing Rules as applicable to the Company has not changed materially from the information disclosed in the Company's 2007 Annual Report.

Interim dividend

The board of directors of the Company has resolved that no interim dividend be paid for the six months ended June 30, 2008.

Audit Committee

The Audit Committee reviewed with management the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements for the six months ended June 30, 2008.

Compliance with the code provisions set out in the Code on Corporate Governance Practices

Throughout the six months ended June 30, 2008, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Zuo Xunsheng with effect from May 25, 2008, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

Mr. Zuo Xunsheng joined the Board of Directors of the Company in May 2006 and has been an Executive Director and Chief Executive Officer of the Company since his appointment to the Board. After the resignation of Mr. Zhang Chunjiang from his positions as Chairman and Executive Director of the Company on May 23, 2008, Mr. Zuo Xunsheng was re-designated as the Chairman of the Company with effect from May 25, 2008. Mr. Zuo Xunsheng continues to hold his positions as Executive Director and Chief Executive Officer of the Company after the re-designation.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

Under the amended Section 303A of the New York Stock Exchange Listed Company Manual, foreign issuers (including the Company) listed on the New York Stock Exchange, Inc. (the "NYSE") are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/eng/about/summary.htm.

Compliance with the Model Code

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, which they have complied with the required standard set out in the Model Code throughout the period from January 1, 2008 to June 30, 2008.

Purchase, sale or redemption of the Company's listed securities

During the six months ended June 30, 2008, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Forward-looking statements

This interim report includes ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. Save for statements of historical facts, all statements in this interim report that address activities, events or developments which the Company expects or anticipates will or may occur in the future are hereby identified as forward looking statements for the purpose of the safe harbour provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the ''SEC'') and in the Company's other filings with the SEC.

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